FOR IMMEDIATE RELEASE February 10, 1998 GlenGate Apparel, Inc.
Cranford, NJ 07016

GLENGATE APPAREL, INC. (OTC: GLNN) REPORTS CONTINUED RECORD GROWTH (80% YEAR TO DATE SALES INCREASE) RESULTING IN SENIOR MANAGEMENT REALIGNMENT.

GlenGate Apparel, Inc. (OTC:GLNN) announced today that George Gatesy has been appointed Vice-Chairman of the Board of Directors. James C. Willcox, currently a member of the Board of Directors, will serve as Chairman. With sales off to another great start, 83% greater than the first quarter of FY97, the company announced a realignment of its senior management team.

Peter D. Culbertson, Chief Operating Officer and Chief Financial Officer, will assume additional management responsibilities until a new Chief Executive Officer is selected. The board has begun a process of evaluating candidates for this position. In addition, Michael F. Albanese, CPA, a recent addition to the GlenGate team, has been named Vice President of Finance, reporting to Culbertson.

"In this new capacity, I can better benefit our company by focusing my attention on marketing the company to the financial community, working closely with major accounts nationwide, and securing PGA Tour Players to endorse GlenGate Apparel," said Gatesy. "The rapid increase in the size of GlenGate requires us to add another experienced senior manager to help direct the operations of the Company."

GlenGate recently reported FY97 sales of $9,347,000, an increase of 50% over FY96 sales of $6,230,000. The company's `green grass' customer base has increased approximately 50% in the last year to 2,000 accounts. Willcox added that "the company is now in a position to effectively leverage our unique designs and merchandising strategies as it becomes one of the emerging brands in the lucrative and growing golf apparel industry."

GlenGate Apparel, Inc. designs and markets classic style golf apparel, including mens knit cotton shirts, sweaters, slacks, outerwear and rainwear, for sale at public and private golf course pro shops and resorts. For more information, contact Peter D. Culbertson at (908) 653-9100, Extension 7327.


Contact: Peter D. Culbertson
                  COO/CFO
                  GlenGate Apparel, Inc.
                  Phone:  (908) 653-9100 (x7327)